EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2002 – March 31, 2007

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31,					12 Months Ended March 31, 2007	3 Months Ended March 31, 2007*
	2006	2005	2004	2003	2002
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,651	$34,330	$33,776	$33,258	$32,264	$34,834	$8,895
Other Interest	4,648	2,665	2,184	2,048	1,620	3,837	285
Amortization of Debt
Discount and Expense	716	808	773	696	799	720	184
Interest Portion of Rentals	1,465	1,357	1,489	1,622	1,578	1,487	379

Total Fixed Charges, as defined	$41,480	$39,160	$38,222	$37,624	$36,261	$40,878	$9,743

Earnings, as defined:
Net Income	$63,415	$58,149	$50,572	$45,983	$43,792	$70,457	$48,075
Taxes on Income	36,234	32,720	26,531	23,340	23,444	41,253	28,463
Fixed Charges, as above	41,480	39,160	38,222	37,624	36,261	40,878	9,743

Total Earnings, as defined	$141,129	$130,029	$115,325	$106,947	$103,497	$152,588	$86,281

Ratio of Earnings to Fixed Charges	3.40	3.32	3.02	2.84	2.85	3.73	8.86

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.